

November 22, 2023

Jeffrey Ross
Chief Executive Officer
Miromatrix Medical Inc.
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

   Re: Miromatrix Medical Inc.
     Schedule 14D-9 filed November 13, 2023
     File No. 005-93461

Dear Jeffrey Ross:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 14D-9.

Schedule 14D9 filed November 13, 2023

The Solicitation or Recommendation, page 14

1. On page 25, under the bullet point "Interests of Insiders," you state: "The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company's other stockholders generally." This qualified, generic disclosure is not helpful in informing stockholders as to whether these individuals have different interests in the Transactions or as to the nature of such interests. Please revise to summarize the interests of the executive officers and directors that differ from the interests of the Company's stockholders, and how the Board considered them in making its recommendation.

Summary of Piper Sandler's Financial Analysis, page 28

2. We note your statement in the first paragraph of this section that the discussion that

follows "does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Piper Sandler." Please revise this language (and the subsequent discussion if applicable) to make clear that all material analyses are described.

3.   On page 32, you state that "[t]he Company also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with Piper Sandler's services." Please provide additional details about these arrangements under Item 5 of Schedule 14D-9. See Item 1009(a) of Regulation M-A.

4.   On page 33, you state: "[I]n connection with the Board's evaluation of the Transactions, the Board considered certain nonpublic unaudited prospective financial information prepared by Company management relating to the Company, which we refer to as the 'Projections.' The Projections were provided to Piper Sandler for its use and reliance in connection with its financial analyses and opinion summarized above and were also provided to Parent on October 24, 2023 as part of its final confirmatory due diligence." Please clarify whether the "Projections" mentioned here are the same information provided elsewhere in the Schedule 14D-9. Otherwise, please include such information or advise.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Mergers & Acquisitions